Exhibit 99.1

Primech Holdings Ltd.
23 Ubi Crescent
Singapore 408579

PROXY STATEMENT AND NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	September 2, 2025
Primech Holdings Ltd.	Singapore

To our shareholders:

It is my pleasure to invite you to our Annual General Meeting of Shareholders of Primech Holdings Ltd. (the “Company”) on October 14, 2025, at 9:00 P.M., Singapore time October 14 , 2025, at 9:00 A.M., Eastern Time). The meeting will be held at 23 Ubi Crescent, Singapore 408579 (the “AGM”).

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY MAIL OR WITH THE VOTING INSTRUCTION OF YOUR BANK OR BROKER. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Primech Holdings Ltd. (THE “COMPANY”)

TIME:	October 14, 2025, at 9:00 P.M., Singapore Time (October 14, 2025, at 9:00 A.M., Eastern Time)
PLACE:	23 Ubi Crescent Singapore 408579

The notice of the AGM sets out the business proposed to be conducted at the AGM, which includes both routine and special business, with the record date of August 25, 2025 for purposes of determining eligibility to vote. The notice of AGM includes a proxy card together with voting instruction and is available at https://ts.vstocktransfer.com/irhlogin/Primech.

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting, shareholders are required to use the following link: http://meeting.vstocktransfer.com/PRIMECHOCT25, and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to ir@primech.com.sg.

Shareholders wishing to vote are required to complete a proxy card together with voting instruction (contained in the notice of the AGM) to appoint the chairman of the AGM to cast their votes in accordance with their instructions. The proxy card must be completed and returned in accordance with the instructions contained therein by October 9, 2025, at 11:59 A.M., Singapore Time (October 9, 2025, at 11:59 P.M., Eastern Time).

YOU ARE RECEIVING THIS VOTING INFORMATION ON A RECORD DATE OF AUGUST 25, 2025. THUS, FOR YOUR VOTING INSTRUCTIONS TO BE COUNTED YOU MUST BE A HOLDER ON AUGUST 25, 2025, OTHERWISE YOUR VOTES WILL NOT COUNT.

The purpose of the AGM is for the Shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2025;
Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2025;
Proposal Three

By ordinary resolutions, to approve the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors:

(a)     Mr. William Mirecki

(b)    Dr. Kai Yue Jason Chan

Proposal Four	By an ordinary resolution, to approve payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025.
Proposal Five

By an ordinary resolution, to approve the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Six

By an ordinary resolution, to approve the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Seven

By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six.

AS SPECIAL BUSINESS:

Proposal Eight	By an ordinary resolution, to resolve that:
(a)

Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorized to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private placees who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

(b)

Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorized to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorization conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorization was in force, provided that:

(i)

the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorization but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(ii)

in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(iii)

unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Proposal Nine	By a special resolution, to resolve that:
(a)

the authority granted by the special resolution passed on 19 June 2025 be hereby extended and amended such that:

(i) every six (6) issued ordinary shares in the capital of the Company be consolidated into one (1) ordinary share of the Company (each a “Consolidated Ordinary Share” and collectively, the “Consolidated Ordinary Shares”); and

(ii) and subject to the passing of Proposal Eleven in relation to the approval to issue Class B Preference Shares and Proposal Twelve in relation to the approval to adopt the Second Amended and Restated Constitution, every six (6) issued Class B Preference Shares in the capital of the Company be consolidated into one (1) Class B Preference Share of the Company (each a “Consolidated Preference Share” and collectively, the “Consolidated Preference Shares”), as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation (“Share Consolidation Record Date”) (the “Share Consolidation”), with such authority to continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier, as determined by the Directors and such date shall be announced by the Company (the “Effective Date”);

(b)

all fractional entitlements to the issued Consolidated Ordinary Shares and/or Consolidated Preference Shares resulting from the Share Consolidation will not be issued to the relevant shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each relevant shareholder will be entitled to receive one (1) Consolidated Ordinary Share and/or one (1) Consolidated Preference Share, as the case may be, in lieu of any fractional share that would have resulted from the Share Consolidation; and

(c)

any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this special resolution, provided always that any share consolidation undertaken in furtherance of this authority must be undertaken in respect of both issued ordinary shares and issued Class B Preference Shares.

Proposal Ten	By an ordinary resolution, to resolve that:
(a)

authority be and is hereby given, for the purposes of Section 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on-market purchase (“Market Acquisition”) transacted on the Nasdaq Capital Market (“Nasdaq”) as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq (the “Nasdaq Listing Rules”) as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (“Share Buyback Mandate”);

(b)

any Share that is purchased or otherwise acquired by the Company pursuant to the Share Buyback Mandate may be held in treasury and dealt with in accordance with the Singapore Companies Act or cancelled;

(c)

unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this ordinary resolution and expiring on the earliest of:

		(i)	the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier; or
		(ii)	the date on which the acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated;
(d)

subject to the opinion of the Directors that the Company is solvent and remains solvent subsequent to the Market Acquisition, the purchase price of the acquisitions of Shares pursuant to the Share Buyback Mandate may be paid out of the capital or profit of the Company;

	(e)	in this ordinary resolution:
		(i)	“Maximum Limit” means 20% of the issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the passing of this ordinary resolution; and
(ii)

“Maximum Price” in relation to a Share to be purchased, means an amount (excluding brokerage, commission, stamp duty, applicable goods and services tax, clearance fees and other related expenses) which may be paid for a Share purchased or acquired by the Company pursuant to the Share Buyback Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

(f)

the Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorized by this ordinary resolution.

Proposal Eleven	By a special resolution, and subject to the passing of Proposal Twelve in relation to the approval to adopt the Second Amended and Restated Constitution, to resolve that:
	(a)	Pursuant to Section 64A of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the Directors be and are hereby authorized to:
(i)

allot and issue, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of the issued Ordinary Shares as may be approved by the board of Directors (the “Board”), each carrying special voting rights and specific rights as set out in the Second Amended and Restated Constitution and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to Kin Wai Ho, as the Board may decide;

(ii)

make or grant offers, agreements or options (collectively, “Class B Preference Share Instruments”) that might or would require Class B Preference Shares to be allotted and issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Class B Preference Shares; and

(iii)

issue additional Class B Preference Share Instruments arising from adjustments made to the number of Class B Preference Share Instruments previously issued in the event of rights, bonus, or capitalisation issues, at any time to Kin Wai Ho and upon such terms and conditions and for such purposes and with such rights and restrictions as the Board may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled, provided always that:

(1)    in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Singapore Companies Act, the listing rules of Nasdaq (the “Nasdaq Listing Rules”) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Second Amended and Restated Constitution; and

(2)    unless revoked or varied by the Company in a general meeting by special resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Proposal Twelve

By a special resolution, to approve the amended and restated constitution of the Company as set forth in Annex A to this notice (the “Second Amended and Restated Constitution”) and that the Second Amended and Restated Constitution shall substitute the Constitution of the Company currently in effect in its entirety, to reflect the rights and privileges of the new class of Class B Preference Shares.

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per the Constitution of the Company, ordinary resolutions in relation to Proposals One through Six, inclusive, are routine business to be transacted at the AGM.

(i)

Proposal One covers the Singapore statutory financial statements which were prepared in conformity with the provisions of the Singapore Companies Act and will be made available to the shareholders on the Company’s website at https://www.primechholdings.com on and from September 15, 2025, being not less than fourteen days before the date of the AGM, as required under the Singapore Law.

(ii)	Proposal Two covers the audited financial statements for financial year ended March 31, 2025, which was included in the Form 20-F filed by the Company on July 24, 2025.

(iii)

Proposal Three covers the Directors who are required to retire at the AGM of the Company pursuant to Regulation 88 of the Constitution of the Company, which requires that at each AGM one-third of the Company’s Directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors) are required to retire from office by rotation and shall be eligible for re-election at the AGM. Set forth below are brief biographies of Mr. William Mirecki and Dr. Kai Yue Jason Chan who will be standing for re-election as Directors at the AGM.

(iv)	Proposal Four deals with the approval of the payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025.

(iv)

Proposal Five and Six deal with the re-appointments of the independent auditors, Weinberg & Co. LA, LLP and M/s Paul Wan & Co, who has served as the Company’s statutory Auditors for the financial year March 31, 2025. The Audit Committee has approved and recommended to the Board the re-appointments of Weinberg & Co. LA, LLP and M/s Paul Wan & Co as the Company’s statutory Auditors for the financial year ending March 31, 2026 and to perform other appropriate services. As a result, the Board has approved, subject to the shareholders’ approval, the re-appointments of Weinberg & Co. LA, LLP and M/s Paul Wan & Co and, pursuant to Section 205(16) of the Singapore Companies Act, the Directors request shareholders to empower them to fix the auditors’ remuneration in their absolute discretion.

Per the Constitution of the Company, ordinary resolutions in relation to Proposal Eight and Proposal Ten and special resolutions in relation to Proposal Nine, Proposal Eleven and Proposal Twelve are special business to be transacted at the AGM.

(v)

Proposal Eight is to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

(vi)

Proposal Nine is to authorize an extension and amendment of the authority for the Share Consolidation such that, as at the Share Consolidation Record Date, (i) every six (6) issued ordinary shares in the capital of the Company to be consolidated into one (1) ordinary share of the Company; and (ii) every six (6) issued Class B Preference Shares in the capital of the Company to be consolidated into one (1) Class B Preference Share of the Company. If this resolution is approved, the authorization would continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

(vii)

Proposal Ten is to empower the Directors of the Company to make purchases or otherwise acquire the Company’s issued ordinary shares not exceeding in aggregate the Maximum Limit, at such price(s) as may be determined by the Directors from time to time up to the Maximum Price by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and Nasdaq Listing Rules as may for the time being be applicable. Unless varied or revoked by the Company at a general meeting, this authority will expire at the conclusion of the next annual general meeting of the Company (or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier), or when such purchases or acquisitions are carried out to the full extent mandated.

(viii)

Proposal Eleven is to authorize the Directors to issue, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of the issued Ordinary Shares and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares to Ho Kin Wai. If this Special Resolution is passed, it will empower the Directors of the Company to allot and issue Class B Preference Shares, or make or grant Class B Preference Share Instruments convertible into Class B Preference Shares and to issue Class B Preference Shares pursuant to such Class B Preference Share Instruments to Ho Kin Wai. Additionally, if this resolution is passed, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

(ix)

Proposal Twelve, if passed, will lead to the adoption of the Second Amended and Restated Constitution of the Company to, inter alia, reflect the rights and privileges of the new class of Class B Preference Shares.

DEFINITIONS

For purposes of this Notice (including the proxy card together with voting instruction) the following definitions are used.

Beneficial Shareholders:    are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record:    a person or entity whose name is reflected in the Company’s register of members as of August 25, 2025, and who is not necessarily a Beneficial Shareholder.

MEETING TO BE HELD PHYSICALLY

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting, shareholders are required to use the following link: http://meeting.vstocktransfer.com/PRIMECHOCT25, and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to ir@primech.com.sg. The Notice of AGM, Proxy Form and the Company’s Annual Report 2025 are available on the VStock’s website at https://ts.vstocktransfer.com/irhlogin/Primech and the U.S. Securities and Exchange Commission website at http://www.sec.gov. A shareholder (whether individual or corporate) who is overseas and/or is unable to attend the AGM physically may vote by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the AGM.

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 25, 2025.

ANNUAL REPORT:	A copy of our 2025 Annual Report on Form 20-F (the “Annual Report”) is available on at the SEC’s website at http://www.sec.gov and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about September 2, 2025.
By order of the Board of Directors,
/s/ Kin Wai Ho
Kin Wai Ho.
Chief Executive Officer

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2025;
Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2025;
Proposal Three

By ordinary resolutions, to approve the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors:

(a)     Mr. William Mirecki

(b)    Dr. Kai Yue Jason Chan

Proposal Four	By an ordinary resolution, to approve payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025;
Proposal Five

By an ordinary resolution, to approve the appointment of Weinberg & Co. LA, LLP, as auditor of the Company the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Six

By an ordinary resolution, to approve the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Seven

By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six; and

Proposal Eight	By an ordinary resolution, to resolve that:

(a)     Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorized to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private placees who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

(b)    Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorized to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorization conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorization was in force, provided that:

(1)    the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorization but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(2)    in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(3)    unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Proposal Nine	By a special resolution, to resolve that:

(a)     the authority granted by the special resolution passed on 19 June 2025 be hereby extended and amended such that:

(i)      every six (6) issued ordinary shares in the capital of the Company be consolidated into one (1) ordinary share of the Company (each a “Consolidated Ordinary Share” and collectively, the “Consolidated Ordinary Shares”); and

(ii)     subject to the passing of Proposal Eleven in relation to the approval to issue Class B Preference Shares and Proposal Twelve in relation to the approval to adopt the Second Amended and Restated Constitution, every six (6) issued Class B Preference Shares in the capital of the Company be consolidated into one (1) Class B Preference Share of the Company (each a “Consolidated Preference Share” and collectively, the “Consolidated Preference Shares”), as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation (“Share Consolidation Record Date”) (the “Share Consolidation”), with such authority to continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier, as determined by the Directors and such date shall be announced by the Company (the “Effective Date”);

(b)    all fractional entitlements to the issued Consolidated Ordinary Shares and/or Consolidated Preference Shares resulting from the Share Consolidation will not be issued to the relevant shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each relevant shareholder will be entitled to receive one (1) Consolidated Ordinary Share and/or one (1) Consolidated Preference Share, as the case may be, in lieu of any fractional share that would have resulted from the Share Consolidation; and

(c)     any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this special resolution, provided always that any share consolidation undertaken in furtherance of this authority must be undertaken in respect of both issued ordinary shares and issued Class B Preference Shares.

Proposal Ten	By an ordinary resolution, to resolve that:

(a)     authority be and is hereby given, for the purposes of Section 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on-market purchase (“Market Acquisition”) transacted on the Nasdaq Capital Market (“Nasdaq”) as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq (the “Nasdaq Listing Rules”) as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (“Share Buyback Mandate”);

(b)    any Share that is purchased or otherwise acquired by the Company pursuant to the Share Buyback Mandate may be held in treasury and dealt with in accordance with the Singapore Companies Act or cancelled;

(c)     unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this ordinary resolution and expiring on the earliest of:

the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier; or
the date on which the acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated;

(d)    subject to the opinion of the Directors that the Company is solvent and remains solvent subsequent to the Market Acquisition, the purchase price of the acquisitions of Shares pursuant to the Share Buyback Mandate may be paid out of the capital or profit of the Company;

(e) in this ordinary resolution:
“Maximum Limit” means 20% of the issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the passing of this ordinary resolution; and

“Maximum Price” in relation to a Share to be purchased, means an amount (excluding brokerage, commission, stamp duty, applicable goods and services tax, clearance fees and other related expenses) which may be paid for a Share purchased or acquired by the Company pursuant to the Share Buyback Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

(f)     the Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorized by this ordinary resolution.

Proposal Eleven	By a special resolution, and subject to the passing of Proposal Twelve in relation to the approval to adopt the Second Amended and Restated Constitution, to resolve that:

(a)     Pursuant to Section 64A of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the Directors be and are hereby authorized to:

(i)     allot and issue, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of issued Ordinary Shares as may be approved by the board of Directors (the “Board”), each carrying special voting rights and specific rights as set out in the Second Amended and Restated Constitution and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to Kin Wai Ho, as the Board may decide;

(ii)    make or grant offers, agreements or options (collectively, “Class B Preference Share Instruments”) that might or would require Class B Preference Shares to be allotted and issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Class B Preference Shares; and

(iii)   issue additional Class B Preference Share Instruments arising from adjustments made to the number of Class B Preference Share Instruments previously issued in the event of rights, bonus, or capitalisation issues, at any time to Kin Wai Ho and upon such terms and conditions and for such purposes and with such rights and restrictions as the Board may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled, provided always that:

(1)    in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Singapore Companies Act, the listing rules of Nasdaq (the “Nasdaq Listing Rules”) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Second Amended and Restated Constitution; and

(2)    unless revoked or varied by the Company in a general meeting by special resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Proposal Twelve

By a special resolution, to approve the amended and restated constitution of the Company as set forth in Annex A to this notice (the “Second Amended and Restated Constitution”) and that the Second Amended and Restated Constitution shall substitute the Constitution of the Company currently in effect in its entirety, to reflect the rights and privileges of the new class of Class B Preference Shares.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on August 25, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of August 25, 2025, we had 38,417,987 ordinary shares issued and outstanding.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business to be transacted at the Annual General Meeting, in order for a resolution to be passed, more than 50% of the eligible votes cast on the resolution must be in favor of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

How do I provide voting instructions before the Annual General Meeting?

If you are a shareholder who hold their shares beneficially through an institutional holder of record, such as a bank or broker (sometimes referred to as holding shares “in street name”), you will receive voting instructions from that holder of record.

If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following options:

To provide voting instructions by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign and date the voting instruction form.

3) Return the voting instruction form in the envelope provided.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting instructions is on October 9, 2025, at 11:59 A.M., Singapore Time (October 9, 2025, at 11:59 P.M., Eastern Time).

Can I change my mind after I return my proxy?

You may change your voting instructions at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do this by (1) signing another proxy card with voting instructions with a later date and returning it to us before the Annual General Meeting, or (2) voting at the Annual General Meeting.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One, Two, Three, Four, Five and Six, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, at least two shareholders must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual General Meeting. If a quorum is not present or represented, the chairman of the Annual General Meeting may, with the consent of the Annual General Meeting, adjourn the Annual General Meeting from time to time, without notice other than announcement at the Annual General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One. The adoption of the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2025; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Two. The adoption of the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2025; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Three. The re-appointments of Mr. William Mirecki and Dr. Kai Yue Jason Chan. Each ordinary resolution under this proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Four. The approval of the payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Five. The appointment of auditor, Weinberg& Co. LA, LLP. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Six. The appointment of auditor, M/s Paul Wan & Co. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Seven. The adjournment of the Annual General Meeting to a later date or dates in the event that there are insufficient votes for, or otherwise in connection with, the approval Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Eight. The authorization for the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Nine. The approval for the extension and amendment of the authority for the Share Consolidation of the Company such that, as at the Share Consolidation Record Date, (i) every six (6) issued ordinary shares in the capital of the Company to be consolidated into one (1) ordinary share of the Company; and (ii) every six (6) issued Class B Preference Shares in the capital of the Company to be consolidated into one (1) Class B Preference Share of the Company. This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Ten. The approval for the renewal of the Share Buyback Mandate wherein the Directors of the Company are authorized to make purchases or otherwise acquire the Company’s issued ordinary shares not exceeding in aggregate the Maximum Limit, at such price(s) as may be determined by the Directors from time to time up to the Maximum Price by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and Nasdaq Listing Rules as may for the time being be applicable. This authority will expire at the conclusion of the next annual general meeting of the Company, unless previously revoked or varied at a general meeting or when such purchases or acquisitions are carried out to the full extent mandated. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Eleven. The authorization for the Directors to issue, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of issued Ordinary Shares and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares to Kin Wai Ho. If this Special Resolution is passed, it will empower the Directors of the Company to allot and issue Class B Preference Shares, or make or grant Class B Preference Share Instruments convertible into Class B Preference Shares and to issue Class B Preference Shares pursuant to such Class B Preference Share Instruments to Kin Wai Ho. Additionally, if this resolution is passed, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Twelve. The approval for the adoption of the Second Amended and Restated Constitution of the Company to reflect, inter alia, the rights and privileges of the new class of Class B Preference Shares. This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal Eight, Proposal Nine, Proposal Ten, Proposal Eleven and Proposal Twelve because these are considered non-routine matters. Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six are considered to be routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

SHAREHOLDER PARTICIPATION IN THE AGM

Shareholders can submit their questions in advance of the AGM in relation of the resolutions set out in the Notice of AGM:

(a)     By email to ir@primech.com.sg

All questions submitted in advance of the AGM must be received by October 7, 2025.

Shareholders (including CPF and SRS members) who wish to submit their questions by post or by email are required to indicate their full name (for individuals)/company name (for corporates), NRIC/passport number/company registration number (where applicable), contact number, shareholding type and number of shares held, together with their submission of questions, to the office address or email address provided. Persons who hold Shares through relevant intermediaries (as defined in Section 181 of the Companies Act 1967), other than CPF and SRS Investors, should contact their respective relevant intermediaries through which they hold such Shares to submit their questions related to the resolutions to be tabled for approval at the AGM based on the abovementioned instructions.

The Company will endeavour to address all substantial and relevant questions received from members prior to and on the day of the AGM by publishing their responses posted on the U.S. Securities and Exchange Commission website and the Company’s website. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

The result of the AGM will be published on the U.S. Securities and Exchange Commission website and the Company’s website after the AGM concludes.

Shareholders who wish to exercise their voting rights at the AGM may (where such members are individuals or corporates) appoint the Chairman of the AGM as their proxy to vote on their behalf at the AGM.

CUT-OFF TIMES

Submission of “Proxy Card together with Voting Instruction”

For submission of your “Proxy Card together with Voting Instruction”— on October 9, 2025, at 11:59 A.M., Singapore Time (October 9, 2025, at 11:59 P.M., Eastern Time).

Kindly note that Shareholders will not be able to vote during the webcast of the AGM proceedings on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit the “Proxy Card together with Voting Instruction” for the Chairman of the AGM to cast votes on their behalf.

Submission of questions to the Company

For submission by email to the Company of questions to be raised at the AGM — October 7, 2025, at 8:59 P.M., Singapore Time (October 7, 2025, at 8:59 A.M., Eastern Time).

PERSONAL DATA

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the AGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events

BY ORDER OF THE BOARD

Primech Holdings Ltd
(Company Registration No. 202042000N)

/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer

Date: September 2, 2025

CORPORATION INFORMATION

Registered Office 23 Ubi Crescent Singapore 408579 Place of incorporation: Singapore Date of incorporation: December 29, 2020 Website: https://www.primechholdings.com	Company Secretary Yeo Keng Nien 10 Jalan Kilang, #04-06, Bukit Merah Enterprise Center Singapore 159410
Transfer Agent Vstock Transfer, LLC 18 Lafayette Place Woodmere, NY 11598 USA Tel: +1(212)828-8436 Email: action@vstocktransfer.com

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE DIRECTORS’ STATEMENT, THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FINANCIAL YEAR ENDED MARCH 31, 2025
(ITEM 1 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the Directors’ Statement and the audited financial statements of the Company for the financial year ended March 31, 2025. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the adoption of the Director’s Statement and the audited financial statements of the Company be ratified by shareholders.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE AUDITED FINANCIAL STATEMENTS IN RELATION TO FORM 20-F FOR THE FINANCIAL YEAR ENDED MARCH 31, 2025
(ITEM 2 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the audited financial statements of the Company for the financial year ended March 31, 2025 in relation to Form 20-F. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY ORDINARY RESOLUTIONS, TO APPROVE THE RE-ELECTION OF MR. WILLIAM MIRECKI AND MR. KAI YUE JASON CHAN WHO ARE RETIRING BY ROTATION PURSUANT TO REGULATION 88 OF THE CONSTITUTION OF THE COMPANY AND WHO, BEING ELIGIBLE, OFFER THEMSELVES FOR RE-ELECTION AS A DIRECTORS, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS OR UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED.
(ITEMS 3(A) TO 3(B) OF THE PROXY CARD)

Background

Our Board of Directors currently consists of 5 Directors, Mr. Kin Wai Ho, Mr. Yew Jin Sng, Dr. Chan Kai Yue Jason, Mr. William Mirecki, and Mr. Yuen Poi Lam William. At the Annual General Meeting, the shareholders will vote on the re-election of Dr. Chan Kai Yue Jason and Mr. William Mirecki as Directors of the Company. Pursuant to Regulation 88 of the Company’s Constitution, one-third of the Directors on the Board of Directors will be up for re-election at the next Annual General Meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual General Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Mr. William Mirecki has served as our independent director since October 2023. Mr. Mirecki has over 20 years of leadership experience in the distribution and sales and marketing business. Since 2000, Mr. Mirecki joined Wolverine World Wide, Inc. (NYSE: WWW) (“WWW”), a footwear manufacturing company. He has held different senior positions in WWW from May 2000 to March 2018, including director of global products of Hush Puppies from May 2000 to December 2003, regional vice president of lifestyle group from January 2004 to December 2011, regional vice president of Asia Pacific from January 2012 to March 2015, president of Hush Puppies from April 2015 to March 2018, and has been the managing director of Merrell Asia Pacific, WWW’s largest global brand, since April 2018. From 1999 to 2000, Mr. Mirecki served as a regional sales manager of Pfister & Vogel Leather Co., a company previously engaged in leather production. From 1993 to 1999, Mr. Mirecki served as a leather buyer, product development manager, and brand merchandise manager of Florsheim, Inc., a shoe brand company. Mr. Mirecki obtained a Bachelor’s degree in Liberal Arts, Minor in Criminal Justice and Business from Southern Illinois University in 1992.

Dr. Kai Yue Jason Chan, MH, JP has served as our independent director since October 2023. Dr. Chan has been serving as an independent director of Bamboos Health Care Holdings Ltd (HKEx: 2293), a healthcare staffing service company since April 2019, as an independent director of Semk Holdings International Ltd (HKEx: 2250) since December 2021 and as an independent director of Sun Cheong Creative Development Ltd (HKEx: 1781) from December 2021 to May 2022. Dr. Chan has been Head of Information Technology, College of Professional and Continuing Education (CPCE) at The Hong Kong Polytechnic University (“PolyU”) since 2009. Dr. Chan has been further appointed as Assistant Dean (Innovation and Entrepreneurship) of CPCE since 2021 and Associate Dean (Development) since September 2022. Dr. Chan has also been serving as a visiting lecturer at School of Professional Education & Executive Development of PolyU since 2008. Dr. Chan has been appointed to several public services roles in Hong Kong. Dr. Chan has been served as a member of Property Management Services Authority since 2016, a member of Advisory Committee of the Innovation and Technology Venture Fund for Innovation and Technology Bureau since 2017, a member of the Steering Committee of Child Development Fund for Labour and Welfare Bureau since 2017, a co-opted member of Consumer Council since 2018, a member of the Dissemination and Promotion Sub-committee of the Quality Education Fund for Education Bureau since 2019, a member of the Entrepreneurship Committee Advisory Group for Hong Kong Cyberport since 2020, a member of Board of Governors of Prince Philip Dental Hospital since 2020. Dr. Chan was appointed as Justice of the Peace (JP) and awarded the Medal of Honour (MH) by the

Government of the Hong Kong Special Administrative Region in June 2017 and July 2021 respectively. Dr. Chan graduated from The City University of Hong Kong with a Bachelor of Arts in Public and Social Administration with First Class Honours in 1998. He further obtained a Master of Science degree in Computing at the City University of Hong Kong in 2004 and a Master of Educational Technology degree at The University of British Columbia in 2005. Dr. Chan completed the Stanford Certified Project Manager certificate program at Stanford University in 2007 and his doctorate in Doctor of Education at The University of Bristol in 2010.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Vote Required

Each ordinary resolution under this proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

BY AN ORDINARY RESOLUTION, TO APPROVE PAYMENT OF DIRECTORS’ FEES OF US$215,000 FOR THE FINANCIAL YEAR ENDED MARCH 31, 2025
(ITEM 4 OF THE PROXY CARD)

Background

Pursuant to Regulation 65 of Company’s Constitution, our shareholders must approve the compensation we pay to our directors for services rendered in their capacity as directors. We are now asking our shareholders to approve payments to our Board of Directors for the financial year ended March 31, 2025, amounting to US$215,000.

We believe the authorizations requested in this Proposal Five will benefit our shareholders by enabling us to attract and retain qualified individuals to serve as members of our Board and to continue to provide advice to, and independent oversight of, management.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY AN ORDINARY RESOLUTION, TO APPROVE THE APPOINTMENT OF WEINBERG & CO. LA, LLP AS AUDITOR OF THE COMPANY FOR THE FINANCIAL YEAR ENDING MARCH 31, 2026, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ REMUNERATION IN THEIR ABSOLUTE DISCRETION.
(ITEM 5 ON THE PROXY CARD)

Background

We are proposing to approve the appointment of Weinberg& Co. LA, LLP as auditor of the Company for the financial year ending March 31, 2026. The Audit Committee of the Board of Directors has appointed Weinberg & Co. LA, LLP to serve as the auditor of the Company for the financial year 2026. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Weinberg & Co. LA, LLP be approved by shareholders.

Audit services to be provided by Weinberg & Co. LA, LLP for the financial year 2025 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of Weinberg & Co. LA, LLP is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of Weinberg & Co. LA, LLP is not approved, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

BY AN ORDINARY RESOLUTION, TO APPROVE THE APPOINTMENT OF M/S PAUL WAN & CO AS AUDITOR COMPANY FOR THE FINANCIAL YEAR ENDING MARCH 31, 2026, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ REMUNERATION IN THEIR ABSOLUTE DISCRETION.
(ITEM 6 ON THE PROXY CARD)

Background

We are proposing to approve the appointment of M/s Paul Wan & Co as auditor of the Company for the financial year ending March 31, 2026. The Audit Committee of the Board of Directors has appointed M/s Paul Wan & Co to serve as auditor of the Company for the financial year 2026. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of M/s Paul Wan & Co be approved by shareholders.

A representative of M/s Paul Wan & Co is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of M/s Paul Wan & Co is not approved, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

BY AN ORDINARY RESOLUTION, TO ADJOURN THE ANNUAL GENERAL MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, PROPOSAL FIVE, AND/OR PROPOSAL SIX
(ITEM 7 ON THE PROXY CARD)

General

Proposal Seven, if adopted, will allow the Board to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six.

If Proposal Seven is not approved by our shareholders, the Board may not be able to adjourn the Annual General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT

THE AUTHORIZATION OF THE DIRECTORS OF THE COMPANY TO ISSUE NEW ORDINARY SHARES OR TO MAKE OR GRANT OFFERS WHICH MAY REQUIRE NEW ORDINARY SHARES TO BE ISSUED
(ITEM 8 OF THE PROXY CARD)

Background

The Company is proposing to authorize the Board of Directors to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit, as well as issue new ordinary shares whether by way of rights, bonus or otherwise, or to make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit. This authority would further extend to the issuance of new ordinary shares in pursuance of any Instruments made or granted by the Directors while the authorization is in force.

This is provided that:

(1)    the aggregate number of new ordinary shares to be issued pursuant to such authority, excluding any new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”), shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(2)    in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(3)    unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE

BY A SPECIAL RESOLUTION, TO APPROVE THE SHARE CONSOLIDATION OF
THE COMPANY’S ORDINARY SHARES AND SERIES B PREFERENCE SHARES
(ITEM 9 OF THE PROXY CARD)

General

A special resolution was passed by the shareholders on June 19, 2025, granting authority to the Directors to effect a share consolidation of the issued ordinary shares in the capital of the Company (“Ordinary Shares”) as at the Share Consolidation Record Date, at a ratio of six (6) shares into one (1), so that every shareholder holding six (6) ordinary shares each will hold one (1) ordinary share each upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions as the existing ordinary shares each in the capital of the Company as set out in the Company’s Constitution, on the effective date as determined by the Directors, and such date shall be announced by the Company (the “Effective Date”).

The Directors believe that it is in the best interest of the Company and the shareholders for the mandate to be extended and amended, such that:

(a)     as at the Share Consolidation Record Date, (i) every six (6) issued ordinary shares in the capital of the Company to be consolidated into one (1) ordinary share of the Company; and (ii) every six (6) issued Class B Preference Shares in the capital of the Company to be consolidated into one (1) Class B Preference Share of the Company; and

(b)    such authority to conduct the share consolidation shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier (the “Share Consolidation”).

The Share Consolidation must be passed by special resolution which requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares and Class B Preference Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PMEC.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On May 14, 2024, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until November 11, 2024, to regain compliance. Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance. On May 13, 2025, the Company received a written confirmation from Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the Minimum Bid Price Rule.

There is a possibility that the Company may not be in compliance with the Minimum Bid Price Rule in the future. To regain compliance with the Minimum Bid Price Rule in the event of such non-compliance, the Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s Ordinary Shares. The Directors believe that without receiving the shareholders’ approval and without the closing price of the Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Ordinary Shares will be delisted from Nasdaq.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Directors believe delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Directors have considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of our Ordinary Shares

When the Share Consolidation is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional Ordinary Shares and/or Class B Preference Shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one (1) Consolidated Ordinary Share and/or one (1) Consolidated Preference Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares or Class B Preference Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares or Class B Preference Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Vote Required

This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL. KIN WAI HO ABSTAINED FROM VOTING ON THE BOARD RESOLUTION IN RELATION TO THIS PROPOSAL AS HE HAS A PERSONAL INTEREST IN THIS PROPOSAL.

PROPOSAL TEN

BY AN ORDINARY RESOLUTION, TO APPROVE THE RENEWAL OF
THE PROPOSED SHARE BUYBACK MANDATE
(ITEM 10 OF THE PROXY CARD)

General

The Directors believe that it is in the best interest of the Company and the shareholders, and is hereby seeking the approval of the shareholders of the Company for the renewal of the Share Buyback Mandate, to enable the Company to purchase or otherwise acquire its issued ordinary shares in the capital of the Company (“Shares”) in accordance with, and in the manner prescribed by, Singapore law. If approved by the shareholders at the AGM, the authority conferred by the Share Buyback Mandate will take effect from the date of the AGM and continue in force until the date on which the next annual general meeting is held or required by law to be held, unless prior thereto, purchases or acquisitions of Shares by the Company pursuant to the Share Buyback Mandate have been carried out to the full extent mandated, or the authority conferred by the Share Buyback Mandate is revoked or varied by the shareholders in a general meeting.

The rationale for obtaining the Share Buyback Mandate is as follows:

(a)     The Share Buyback Mandate will give the Directors the flexibility to purchase or acquire its Shares, if and when appropriate, with a view to enhancing the earnings per share and/or the net asset value per share.

(b)    The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company’s share capital structure.

(c)     Shares bought back under the Share Buyback Mandate can be held by the Company as treasury shares for the purpose of satisfying awards granted under its share-based incentive schemes from time to time;

(d)    With the Share Buyback Mandate, the Directors will have the ability to purchase Shares on Nasdaq, where appropriate, to stabilize the demand for the Shares and to buffer against short-term share price volatility due to market speculation.

Market Acquisition of Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or result in the Company being delisted from Nasdaq.

Authority and Limits on the Proposed Share Buyback Mandate

The authority and limitations placed on purchases or acquisitions of Shares by the Company under the Share Buyback Mandate are summarised below:

Maximum Number of Shares

Only Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Buyback Mandate. Subject to the Singapore Companies Act, the Share Buyback Mandate will authorize the Company, from time to time, to purchase such number of Shares which represents up to a maximum of 20 per cent. (20%) of the total number of issued Shares as at the date of the AGM at which the Share Buyback Mandate is approved.

To the extent that the Share Consolidation in Proposal Nine is carried out prior to the share buyback under this Proposal Ten, the maximum number of Shares which may be purchased or acquired by the Company pursuant to the Share Buyback Mandate shall correspondingly be reduced in accordance with the ratio set out in Proposal Nine.

Duration of Authority

Purchases or acquisitions of Shares may be made, at any time and from time to time, by the Company from the date of the AGM at which the Share Buyback Mandate is approved, up to the earliest of:

(a)     the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier;

(b)    the date on which the authority conferred by the Share Buyback Mandate is revoked or varied; or

(c)     the date on which the purchases or acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated.

Manner of Purchase or Acquisition of Shares

Purchases or acquisitions of Shares may be made by way of Market Acquisitions. Market Acquisitions refer to purchases or acquisitions of Shares by the Company effected on Nasdaq, through one or more duly licensed stockbrokers appointed by the Company for the purpose, in accordance with Section 76E of the Singapore Companies Act.

Maximum Purchase Price

The purchase price (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

Status of Purchased or Acquired Shares

Under the Singapore Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below:

Maximum Holdings

The number of Shares held as treasury shares (including shares held by a subsidiary under Sections 21(4B) and 21(6C) of the Singapore Companies Act) cannot at any time exceed 10% of the total number of issued Shares.

Voting and Other Rights

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Singapore Companies Act, the Company shall be treated as having no right to vote in respect of treasury shares and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company’s assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

Disposal and Cancellation

Pursuant to Section 76K of the Singapore Companies Act, where ordinary shares are held as treasury shares, the Company may at any time:

(a)     sell the treasury shares for cash;

(b)    transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;

(c)     transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)    cancel the treasury shares; or

(e)     sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Source of Funds

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Constitution and applicable laws in Singapore. Payment may be made by the Company in consideration of the purchase or acquisition of its own Shares out of the Company’s capital as well as from its profits.

The Company intends to use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares under the Share Purchase Mandate. The Directors do not intend to exercise the Share Buyback Mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares under the Share Buyback Mandate, the Directors will take into account, inter alia, the prevailing market conditions, the financial position of the Group and other relevant factors.

Financial Effects

The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Buyback Mandate will depend on, inter alia, whether the Shares are purchased or acquired out of capital or profits of the Company, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company’s capital or profits so long as the Company is solvent.

The financial effects on the Company, based on the consolidated unaudited financial statements of the Company for the financial year ended March 31, 2025, are based on the assumptions set out below:

(a)     Purchase or Acquisition out of capital and/or profits

(i)     if the Shares are purchased or acquired entirely out of the capital of the Company, the Company shall reduce the amount of its share capital by the total amount of the purchase price paid by the Company for the Shares (the “Purchase Price”) and the amount available for the distribution of cash dividends by the Company will not be reduced;

(ii)    if the Shares are purchased or acquired entirely out of profits of the Company, the Company shall reduce the amount of its profits by the total amount of the Purchase Price and correspondingly reduce the amount available for the distribution of cash dividends by the Company; or

(iii)   where the Shares are purchased or acquired out of both the capital and the profits of the Company, the Company shall reduce the amount of its share capital and profits proportionately by the total amount of the Purchase Price.

(b)    Number of Shares Purchased or Acquired

Based on the number of issued and paid-up ordinary shares as at the Record Date of this Notice, and assuming that no further Shares are issued on or prior to the AGM nor will any share consolidation have taken place, the purchase or acquisition by the Company of up to the maximum limit of 20 per cent (20%) of its issued Shares will result in the purchase or acquisition of 7,683,597 Shares, of which only 3,841,798 Shares may be held as treasury shares (on the assumption that the Company does not currently have any treasury shares). Any shares repurchased after these 3,841,798 Shares are repurchased and held as treasury shares will be deemed as cancelled immediately.

(c)     Maximum price to be paid for Share Purchases

For illustrative purposes only, in the case of purchase by the Company and assuming that the Company purchases or acquires 7,683,597 Shares at the Maximum Price (based on the definition set out in Proposal Ten and with reference to the closing price of US$1.52 per share as of August 20, 2025), the maximum amount of funds required for the purchase or acquisition of the 7,683,597 Shares is approximately US$11,679,067.

Shareholders should note that the financial effects illustrated above are based on certain assumptions and purely for illustrative purposes only. In particular, it is important to note that the appended analysis is based on historical audited accounts of the Company for the financial year ended March 31, 2025 and is not necessarily representative of the future financial performance of the Company or the Group. Under the Singapore Companies Act, the Company may purchase or acquire its own Shares out of the Company’s capital, as well as from its profits, so long as the Company is solvent. The Directors do not propose to exercise the Share Buyback Mandate in contravention of the Singapore Companies Act or in a manner and to such extent that the financial position of the Group would be materially adversely affected.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL ELEVEN

BY AN ORDINARY RESOLUTION, TO APPROVE THE PROPOSED ISSUANCE OF
A NEW CLASS OF PREFERENCE SHARES TO KIN WAI HO
(ITEM 11 OF THE PROXY CARD)

General

Subject to the passing of Proposal Twelve in relation to the approval to adopt the Second Amended and Restated Constitution, the Company is proposing to authorize the Board to issue, in aggregate, up to such number of Class B Preference Shares equivalent to 10% of the issued Ordinary Shares, having enhanced voting rights in the capital of the Company, each carrying special voting rights and specific rights as set out in the Second Amended and Restated Constitution and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to Kin Wai Ho; as well as make or grant offers, agreements or options (collectively, “Class B Preference Share Instruments”) that might or would require Class B Preference Shares to be allotted and issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Class B Preference Shares, at any time and upon such terms and conditions and for such purposes and to Kin Wai Ho as the Board may in their absolute discretion deem fit. This authority would further extend to the issuance of new Class B Preference Shares in pursuance of any Class B Preference Share Instruments made or granted by the Directors while the authorization is in force.

This is provided always that:

(1)    in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(2)    unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

For further details on the rights attached to the Class B Preference Shares, please refer to Proposal Twelve.

Rationale for the Proposed Issuance of the Class B Preference Shares to Kin Wai Ho

The proposal to issue Class B Preference Shares to Kin Wai Ho, the Company’s Chief Executive Officer, is a strategic decision rooted in the recognition of Kin Wai Ho’s contributions to the Company and to secure long-term leadership continuity and facilitate expedited decision-making essential for the Company’s continued growth in highly competitive technology markets.

Kin Wai Ho’s exceptional leadership has been instrumental in the Company’s successful listing on Nasdaq, a milestone that significantly enhanced the Company’s access to capital markets and global investor base. This achievement required his deep understanding of international markets, regulatory frameworks, and investor expectations. His relationships with key financial institutions and strategic vision for positioning the Company as a technology-driven enterprise were critical factors in navigating the complex listing process and achieving this corporate milestone that has fundamentally transformed the Company’s financial capabilities and market recognition.

Kin Wai Ho has demonstrated exceptional leadership and vision, particularly in the realms of automation and technology-driven solutions. Under his guidance, the Company has experienced significant growth, marked by innovative advancements in robotics and artificial intelligence. Notably, Kin Wai Ho was instrumental in the creation of Primech AI Pte. Ltd., the Company’s subsidiary that successfully developed Hytron, Asia’s first toilet-cleaning robot. This innovative technology introduced unprecedented levels of cleaning efficiency, setting new benchmarks in the industry and allowing the Company to gain a competitive edge over its competitors. This groundbreaking achievement underscores Kin Wai Ho’s commitment to pioneering solutions that enhance operational efficiency and customer satisfaction.

Under Kin Wai Ho’s direction, Primech AI Pte. Ltd. has evolved from a regional operation to an internationally recognized technology innovator. His strategic foresight in identifying emerging markets for AI-powered cleaning solutions and his ability to adapt the Company’s offerings to diverse international requirements have been pivotal to this expansion. His established relationships with international partners and deep understanding of various regulatory environments have enabled Primech AI Pte. Ltd. to penetrate markets that would otherwise remain inaccessible, driving substantial revenue growth and brand recognition across multiple territories.

By granting these Class B Preference Shares to Kin Wai Ho, the Company aims to foster long-term value creation and ensure sustained industry leadership. This alignment is crucial as we navigate the evolving technological landscape and continue to drive innovation within the sector. In today’s fast-paced business environment, the ability to respond quickly to market changes and opportunities is essential. By allowing Kin Wai Ho to have enhanced voting shares, the Company can capitalize on strategic initiatives without the delays that can arise from a more dispersed voting structure. This agility is vital for the Company to maintain a competitive edge and drive sustained growth.

The Directors believe that empowering Kin Wai Ho with Class B Preference Shares will reinforce his commitment to the Company’s strategic objectives and enhance the competitive position of the business. This decision reflects the Directors’ confidence in Kin Wai Ho’s ability to lead the company towards greater commercial success, benefiting all stakeholders involved.

Vote Required

This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL. KIN WAI HO ABSTAINED FROM VOTING ON THE BOARD RESOLUTION IN RELATION TO THIS PROPOSAL AS HE HAS A PERSONAL INTEREST IN THIS PROPOSAL.

PROPOSAL TWELVE

BY AN ORDINARY RESOLUTION, TO APPROVE THE PROPOSED ADOPTION OF
THE NEW CONSTITUTION
(ITEM 12 OF THE PROXY CARD)

General

Background

The Directors believe that it is in the best interest of the Company and the shareholders to create a new class of preference shares with enhanced voting rights, namely Class B Preference Shares, as it would support the Company’s long-term strategic vision.

Pursuant to Section 75 of the Singapore Companies Act, the Company may not allot any preference shares or convert any issued shares into preference shares unless there are set out in its constitution the rights of the holders of those shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividend in relation to other shares or other classes of preference shares.

Therefore, the Company is seeking to amend its current Constitution by substituting it with the Second Amended and Restated Constitution, in which the rights and privileges of the Class B Preference Shares are set out.

The Board of Directors (save for Kin Wai Ho) approved, and recommended the shareholders of the Company to approve, a special resolution that, the Second Amended and Restated Constitution in the form set forth in Annex A to the accompanying proxy statement be and are hereby approved and adopted in substitution for and to the exclusion of the existing Company Constitution with immediate effect and any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Second Amended and Restated Constitution, including without limitation, attending to the necessary filings with the Registrar of Companies in Singapore and with any other relevant authorities.

The Second Amended and Restated Constitution, largely comprises of the existing provisions of the existing Constitution of the Company, and is proposed to be adopted to, inter alia, set out the rights and privileges of Class B Preference Shares.

Purpose of the Creation of Class B Preference Shares

The proposed creation of a new class of Class B Preference Shares is primarily to ensure stability and continuity in key leadership of the Company, particularly during critical phases of growth and transformation of the Company. By having the ability to grant enhanced voting power to extraordinary leaders, the Directors aim to:

(i)     safeguard the Company’s mission and values against short-term market pressures and potential hostile takeovers;

(ii)    allow the Company to pursue long-term projects or investments that may not pay off immediately but are in shareholders’ best interests over time;

(iii)   sustain innovation and growth strategies;

(iv)   incentivize extraordinary leaders, whose skills, relationships, and/or vision are uniquely valuable to the Company; and

(v)    enable an experienced leader of the Company to make decisive, forward-looking decisions while maintaining accountability to all shareholders through transparent governance practices.

Proposed Terms of Class B Preference Shares

Accordingly, the Directors are hereby seeking shareholder approval for the creation of a new class of Class B Preference Shares, with the rights, benefits and privileges as listed in Article 8A of the Second Amended and Restated Constitution of the Company.

Effects of Class B Preference Shares

Upon the passing of this proposal, the Company will have a dual-class voting structure such that the Company will have both Ordinary Shares as well as Class B Preference Shares. Except for the voting rights and the conversion rights as described below, each Ordinary Share and Class B Preference Share ranks pari passu and has the same rights, preferences, privileges and restrictions.

(a)     Voting Rights

Holders of Ordinary Shares and Class B Preference Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any such general meeting. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote at general meetings of the shareholders, and each Class B Preference Share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of the shareholders.

(b)    Conversion Rights

Upon (i) any sale or transfer of any Class B Preference Shares to any person; (ii) in the case the holder of the Class B Preference Share is a director or officer of the Company and said person ceases service as a director or officer of the Company (whether through death, incapacity, retirement, resignation or otherwise); or (iii) if the aggregate number of Class B Preference Shares in issue exceeds 10% of issued Ordinary Shares for any reason whatsoever (including but not limited to the Company undertaking a share buyback), such number of Class B Preference Shares which exceed 10% of Ordinary Shares shall be converted into Ordinary Shares, each of such Class B Preference Share will be automatically and immediately converted into one Ordinary Share, unless otherwise specifically approved by shareholders through an enhanced voting process. An enhanced voting process, in this context, means a voting process in a general meeting of the Company where votes are cast on the basis that one Class B Preference Share is limited to one vote.

Do note that issuances of Class B Preference Shares or securities convertible into Class B Preference Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class B Preference Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Directions are not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Principal changes proposed to be introduced by the Second Amended and Restated Constitution

Article in Second Amended and Restated Constitution	Rationale
8A

This is a proposed insertion of a new Article 8A in the Second Amended and Restated Constitution which relates to, inter alia, the basic rights attaching to the proposed Class B Preference Shares. Pursuant to Section 75(1) of the Singapore Companies Act, no company may allot any preference shares or convert any issued shares into preference shares unless there are set out in its constitution the rights of the holders of those shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividend in relation to other shares or other classes of preference shares.

The Company proposes to insert Article 8A in the Second Amended and Restated Constitution to set out the rights of the Class B Preference Shares to reflect compliance with Section 75(1) of the Singapore Companies Act.

Members are to refer to Article 8A in the Second Amended and Restated Constitution for the terms and conditions of the Class B Preference Shares.
8B	To state that the Company has the power to issue further preference capital ranking equally with, or in priority to preference shares already issued.
12(B)

Amended Article 12(B) in the Second Amended and Restated Constitution to provide for automatic conversion in accordance with Article 8A(A)(d) in the event that (i) the Class B Preference Share is sold or transferred to any person; or (ii) if the holder of the Class B Preference Share is a director or officer of the Company and said person ceases service as a director or officer of the Company (whether through death, incapacity, retirement, resignation or otherwise).

45	Amended Article 45 in the Second Amended and Restated Constitution to require compliance with Article 8A(A)(d) in the event of a transmission of shares.
49

Amended Article 49 in the Second Amended and Restated Constitution to include an additional requirement that the Directors must, on the requisition of holders of ordinary shares holding at the date of the deposit of the requisition not less than 10% of the total voting rights on a one-share-one-vote basis of all holders of ordinary shares having at that date a right to vote at general meetings, immediately proceed duly to convene an extraordinary general meeting of the Company to be held as soon as practicable but in any case not later than 2 months after the receipt by the Company of the requisition.

This amended Article 49 is consistent with the Company’s commitment to transparent and responsible corporate governance. It is intended to ensure that the rights of holders of Ordinary Shares are adequately safeguarded, notwithstanding the concentration of voting power among holders of Class B Preference Shares. By enabling shareholders with a significant economic interest to convene a general meeting, the Company reinforces its dedication to maintaining accountability and equitable shareholder participation.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Constitution of the Company will become effective immediately upon such approval.

Vote Required

This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL. KIN WAI HO ABSTAINED FROM VOTING ON THE BOARD RESOLUTION IN RELATION TO THIS PROPOSAL AS HE HAS A PERSONAL INTEREST IN THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual General Meeting or other information related to the proxy solicitation, you may contact the Company at +65 6286 1868.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director at Primech Holdings Ltd, 23 Ubi Crescent, Singapore 408579. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,
/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer